/CORRECTION — Fuwei Films (Holdings) Co., Ltd./

In the news release, Fuwei Films Announces its Unaudited Financial Results for the Third Quarter of 2011, issued 10-Nov-2011 by Fuwei Films (Holdings) Co., Ltd. over PR Newswire, we are advised by the company that in the "Highlights" section, second bullet, and also in the "Third Quarter of 2011 Results" section, the third paragraph under the second table, the sentence "Net loss was RMB 4.9 million or US$0.8 million, compared with RMB 15.0 million in the same period of 2010,” should read “Net loss was RMB 4.9 million or US$0.8 million, compared with net income of RMB 15.0 million in the same period of 2010.” The complete corrected, release follows:

Fuwei Films Announces its Unaudited Financial Results for the Third Quarter of 2011

- Teleconference to be Held on November 11, 2011, at 8:00 a.m. EST -

BEIJING, Nov. 11, 2011 /PRNewswire-Asia-FirstCall/ — Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) ("Fuwei Films" or the "Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the third quarter of 2011 ended September 30, 2011.

Highlights

•	Revenues were RMB 117.0 million or US$18.3 million, compared with RMB 129.2 million in the same period of 2010.
•	Net loss was RMB 4.9 million or US$0.8 million, compared with net income of RMB 15.0 million in the same period of 2010.
•	Net sales during the nine-month period were RMB 428.4 million or US$67.0 million compared to RMB 327.9 million or US$49.0 million in the same period in 2010, representing a 30.6% increase.
•
Sales of specialty films during the nine-month period were RMB 108.4 million or US$17.0 million, reflecting 25.3% of total nets sales as compared to 16.2% in the same period of 2010, an increase of 9.1%.

Mr. Xiaoan He, Chairman and CEO, said, "As we predicted, the sales price of BOPET film products in the Chinese market continues to decrease resulting from more supply than demand, although the sales percentage of our higher margin specialty film increased. Going forward, we intend to take proactive measures in order to effectively compete and withstand serious market challenges by continuing improve our product portfolio in accordance with the differentiation strategy."

Third Quarter of 2011 Results

Revenues were RMB 117.0 million, or US$18.3 million, compared with RMB 129.2 million in the same period of 2010, representing a 9.4% decrease compared with the third quarter of 2010, mainly due to the decrease of average unit sales price together with lower sales volume.

Sales of specialty films in the third quarter of 2011 were RMB 28.9 million or US$4.5 million, or 24.7% of total revenues, compared with 22.1% in the same period of 2010, an increase of 2.6%. The increase was largely attributable to the increase in demand for films in electronics as well as high-end and environmentally friendly packaging.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended September 30, 2011 and 2010 (amounts in thousands):

	Three-Month Period Ended
	September 30, 2011			September 30, 2010
	RMB	US$	% of Total	RMB	% of Total
Printing film	13,075	2,045	11.2%	18,841	14.6%
Stamping film	63,614	9,947	54.4%	67,636	52.4%
Metallization film	7,618	1,191	6.5%	8,799	6.8%
Specialty film	28,875	4,515	24.7%	28,489	22.1%
Base film for other applications	3,781	591	3.2%	5,408	4.1%

Total	116,963	18, 289	100.0%	129,173	100.0%

Overseas sales during the third quarter ended September 30, 2011 were RMB 22.4 million or US$3.5 million, or 19.2% of total revenues, compared with RMB 30.9 million or 23.9% of total revenues in the same period of 2010, representing a 27.5% decrease. The decrease in overseas sales was mainly due to decreases overseas sales prices as well as the significant decline of overseas sales volume.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended September 30, 2011 and 2010 (amounts in thousands):

	Three-Month Period Ended
	September 30, 2011			September 30, 2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	94,533	14,782	80.8%	98,263	76.1%

Sales in other countries	22,430	3,507	19.2%	30,910	23.9%

Total	116,963	18,289	100.0%	129,173	100.0%

Gross profit was RMB 10.4 million or US$ 1.6 million for the third quarter of 2011, compared with RMB 40.5 million in the same period of 2010. Gross margin was 8.9%, compared with 31.4% in the third quarter of 2010. This was mainly due to increased costs of sales and lower sales price during the third quarter ended September 30, 2011 compared with the same period in 2010.

Operating expenses for the third quarter ended September 30, 2011 were RMB 14.0 million or US$2.2 million, which was RMB 8.3 million lower than the third quarter of 2010. This decrease was mainly due to the decrease of provision for bad debts, and reduced class action litigation and related legal fees.

Net loss was RMB 4.9 million or US$0.8 million, compared with net income of RMB 15.0 million in the same period of 2010.

Basic and diluted net loss per share was RMB 0.38 or US$0.06, compared with basic and diluted earnings per share of RMB 1.15 in the same period of 2010.

Total shareholders' equity was RMB 577.5 million (US$90.3 million) as of September 30, 2011, compared with RMB 552.5 million as of December 31, 2010.

As of September 30, 2011, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Mr. He concluded, "With the rapid increase of BOPET capacity in the market, we cannot control global market conditions and pricing, especially in the Chinese market. Nevertheless, we can focus on higher margin specialty products and work hard to remain a leader in our field. We will continue to keep you informed of our progress."

Conference Call Information

The Company will host a teleconference on Friday, November 11, 2011, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account#: 286 and Conference ID: 382036. The replay will be available until December 11, 2011, at 11:59 p.m. EST.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ("Shandong Fuwei"). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products including complaints and claims from clients; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Miss Lysander Lee
Investor Relations Officer
Phone: +86-10-6852-2612
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com

- Financial Tables to Follow -

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(amounts in thousands except share and per share value)
(Unaudited)

	September 30, 2011		December 31, 2010
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	86,354	13,503	171,227
Restricted cash	99,437	15,549	1,314
Accounts and bills receivable, net	42,371	6,626	25,482
Inventories	47,724	7,463	52,577
Advance to suppliers	6,814	1,065	10,974
Prepayments and other receivables	1,406	219	540
Deferred tax assets - current	716	112	1,344
Total current assets	284,822	44,537	263,458

Plant, properties and equipment, net	287,559	44,965	284,891
Construction in progress	176,722	27,634	197,193
Lease prepayments, net	20,178	3,155	21,024
Advance to suppliers - Long Term	4,780	747	2,787
Goodwill	10,276	1,607	10,276
Long-term deposit	16,760	2,621	16,760
Deferred tax assets - non current	1,658	259	1,763

Total assets	802,755	125,525	798,152

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	173,501	27,130	142,000
Accounts payables	14,822	2,318	14,296
Advance from customers	18,475	2,889	37,291
Accrued expenses and other payables	7,489	1,171	20,993
Deferred tax liabilities	1,814	284	1,822
	216,101	33,792	216,402
Long-term loan	10,000	1,564	30,000

Total liabilities	226,101	35,356	246,402

Commitments and contingencies

Equity
Shareholders' equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,083	13,323
Additional paid-in capital	311,907	48,772	311,907
Statutory reserve	35,195	5,503	35,195
Retained earnings	215,797	33,743	190,933
Cumulative translation adjustment	1,265	198	1,186
Total shareholders' equity	577,487	90,299	552,544
Non-controlling interest	(833)	(130)	(794)
Total equity	576,654	90,169	551,750
Total liabilities and equity	802,755	125,525	798,152

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SPETEMBER 30, 2011 AND 2010

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2011		2010	2011		2010
	RMB	US$	RMB	RMB	US$	RMB
Net sales	116,963	18,289	129,173	428,433	66,993	327,948
Cost of sales	(106,596)	(16,668)	(88,658)	(350,403)	(54,791)	(254,996)

Gross profit	10,367	1,621	40,515	78,030	12,202	72,952

Operating expenses
Selling expenses	(5,097)	(797)	(4,389)	(14,136)	(2,210)	(11,944)
Administrative expenses	(8,946)	(1,399)	(17,992)	(27,824)	(4,351)	(38,417)
Total operating expenses	(14,043)	(2,196)	(22,381)	(41,960)	(6,561)	(50,361)

Operating income (loss)	(3,676)	(575)	18,134	36,070	5,641	22,591

Other income (expense)
- Interest income	358	56	42	1,435	224	214
- Interest expense	(2,736)	(428)	(2,337)	(7,462)	(1,167)	(6,624)
- Others income, net	543	85	(245)	307	48	(381)

Total other income (expense)	(1,835)	(287)	(2,540)	(5,720)	(895)	(6,791)

Income (loss) before income tax benefit (expense)	(5,511)	(862)	15,594	30,350	4,746	15,800

Income tax benefit (expense)	597	93	(577)	(5,507)	(861)	(555)

Net income (loss)	(4,914)	(769)	15,017	24,843	3,885	15,245

Net loss attributable to noncontrolling interests	(12)	(2)	(26)	(21)	(3)	(95)
Net income (loss) attributable to the Company	(4,902)	(767)	15,043	24,864	3,888	15,340

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	27	4	0	44	7	0
- Foreign currency translation adjustments attributable to the Company	30	5	131	35	6	116

Comprehensive income (loss) attributable to non-controlling interest	15	2	(26)	23	4	(95)
Comprehensive income (loss) attribute to the Company	(4,872)	(762)	15,174	24,899	3,894	15,456

Earnings (loss) per share, basic and diluted	(0.38)	(0.06)	1.15	1.90	0.30	1.17
Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SPETEMBER 30, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)

	Period Ended September 30, 2011		Period Ended September 30, 2010
	RMB	US$	RMB
Cash flow from operating activities
Net income	24,843	3,885	15,245
Adjustments to reconcile net income to net cash
(used in) provided by operating activities
Depreciation of property, plant and equipment	31,013	4,849	26,763
Amortization of intangible assets	340	53	340
Deferred income taxes	726	114	1,942
Bad debt (recovery) expense	(5,690)	(890)	9,138
Accounts receivable	(16,983)	(2,656)	(15,138)
Inventories	4,853	759	13,011
Advance to suppliers	4,161	651	(16,236)
Prepaid expenses and other current assets	5,372	840	(487)
Accounts payable	525	82	(3,656)
Accrued expenses and other payables	(7,348)	(1,150)	7,235
Advance from customers	(18,816)	(2,942)	29,643
Tax payable	(5,911)	(924)	(38)

Net cash provided by operating activities	17,085	2,671	67,762

Cash flow from investing activities
Purchases of property, plant and equipment	(33,629)	(5,258)	(2,482)
Restricted cash related to trade finance	(98,134)	(15,345)	3,952
Advanced to suppliers - non current	(1,993)	(312)	2,367
Amount decrease to construction in progress	20,470	3,201	1,163

Net cash (used in) provided by investing activities	(113,286)	(17,714)	5,000

Cash flow from financing activities
Principal payments of short-term bank loans	(7,000)	(1,095)	(16,179)
Proceeds from short-term bank loans	18,501	2,893	10,000

Net cash provided by (used in) financing activities	11,501	1,798	(6,179)

Effect of foreign exchange rate changes	(173)	851	(26)

Net (decrease) increase in cash and cash equivalent	(84,873)	(12,394)	66,557

Cash and cash equivalent
At beginning of period/year	171,227	25,897	26,805
At end of period/year	86,354	13,503	93,362

SUPPLEMENTARY DISCLOSURE:
Interest paid	7,462	1,167	6,624
Income tax paid	9,654	1,510	3,966